SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549
                                 --------------

                                  SCHEDULE 13D
                                 (Rule 13d-101)

             INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
     TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO RULE 13d-2(a)

                                (Amendment No. 1)

                                 RAG SHOPS, INC.
                           --------------------------
                                (Name of Issuer)

                          Common Stock, $0.01 Par Value
                          -----------------------------
                         (Title of Class of Securities)

                                    750624108
                                    ---------
                                 (CUSIP Number)

                              Steven R. Kamen, Esq.
                        Sills Cummis Epstein & Gross P.C.
                              One Riverfront Plaza
                                Newark, NJ 07102
                                  973.643.5072
                                 --------------
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                               September 13, 2004
                                 ---------------
             (Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box
|_|.

NOTE. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                Page 1 of 4 Pages

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CUSIP No. 750624108                         13D           Page 2 of 4 Pages
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     1. NAME OF REPORTING PERSONS
        I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

                     STANLEY BERENZWEIG
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    2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
        (a) / /
        (b) / /
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     3. SEC USE ONLY
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     4. SOURCE OF FUNDS (see Instructions)
                        NA
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     5. CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
                PURSUANT TO ITEM 2(d) OR 2(e)                               / /
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     6. CITIZENSHIP OR PLACE OF ORGANIZATION

                     U.S.A.
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                  7.       SOLE VOTING POWER

                                    - 0 -

NUMBER OF         8.       SHARED VOTING POWER
   SHARES
BENEFICIALLY                        - 0 -
  OWNED BY
    EACH          9.       SOLE DISPOSITIVE POWER
  REPORTING                         - 0 -
 PERSON WITH
                  10.      SHARED DISPOSITIVE POWER

                                    - 0 -
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    11. AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                    - 0 -
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    12. CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
               CERTAIN SHARES (see Instructions)                            / /
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    13. PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                     0%
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    14. TYPE OF REPORTING PERSON (See Instructions)

                     IN
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

----------------------------                         --------------------------
CUSIP No. 750624108                         13D               Page 3 of 4 Pages
-----------------------------                        ---------------------------

      This Amendment No. 1 to the Schedule 13D filed on August 4, 2003 by Stanley Berenzweig (the "Reporting Person") relates to the Common Stock, par value $0.01 per share (the "Shares"), of Rag Shops, Inc., a Delaware corporation (the "Company"), and is being filed to amend Items 5, 6 and 7.

      Items 5, 6 and 7 are hereby amended as follows:

      Item 5. Interest in Securities of the Issuer

      (a) As of September 13, 2004, the Reporting Person ceased to be the beneficial owner of any Shares.

      (b) Not applicable.

      (c) As of September 13, 2004, the Reporting Person sold 1,134,907 Shares to Crafts Retail Acquisition Corp., a Delaware corporation ("Purchaser") and wholly-owned subsidiary of Crafts Retail Holding Corp., a Delaware corporation ("Parent") for a purchase price of $ 4.30 per Share in a private transaction pursuant to a Stock Purchase Agreement by and among the Reporting Person, Purchaser, Parent and the other parties thereto (the "Stock Purchase Agreement"). In addition, pursuant to the Stock Purchase Agreement, the Reporting Person's spouse sold 964,042 Shares and The Doris & Stanley Berenzweig Charitable Foundation, Inc., of which the Reporting Person and his spouse are trustees, sold 102,900 Shares to the Purchaser for a purchase price of $4.30 per Share.

      (d) Not applicable.

      (e) As of September 13, 2004, the Reporting Person ceased to be the beneficial owner of more than five percent of the Shares.

      Item 6. Contracts, Arrangements, Understandings or Relationships with respect to Securities of the Issuer.

      Pursuant to the Stock Purchase Agreement, the Reporting Person sold 1,134,907 Shares to the Purchaser. Under the terms of the Stock Purchase Agreement, the Company has agreed to indemnify the Reporting Person in respect of the sale of Shares effected thereby.

      Item 7. Material to be Filed as Exhibits

      1. Stock Purchase Agreement dated as of September 13, 2004 by and among the Reporting Person, Purchaser, Parent and the other parties thereto.


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

----------------------------                          -------------------------
CUSIP No. 750624108                         13D          Page 4 of 4 Pages
----------------------------                          --------------------------

                                    Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated as of September 13, 2004

                                               /s/ Stanley Berenzweig
                                               -------------------------------
                                               Stanley Berenzweig


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